June 28, 2010

Via Facsimile and Edgar

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 3720

RE:	Kforce Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed March 5, 2010

File No. 000-26058

Dear Mr. Spirgel:

We are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated June 3, 2010 to David L. Dunkel, Chairman of the Board and CEO, with respect to Kforce Inc.’s (the “Company”) Form 10-K for the year ended December 31, 2009 (the “Form 10-K”), which was filed with the Commission on March 5, 2010 and Definitive Proxy Statement, which was filed with the Commission on April 30, 2010 (“2010 Proxy Statement”). For your convenience, the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments. All page numbers refer to the Edgar versions of the Form 10-K and 2010 Proxy Statement.

Form 10-K for the Fiscal Year Ended December 31, 2009

Foreign Pension Plan, page 55

1.	The calculation of defined benefit pension obligations is highly subjective and can often vary significantly based on changes in assumptions. In light of this, please expand your disclosure related to the company’s foreign pension plan. Explain the details of the plan and how the company calculated the estimated aggregated projected annual benefit payments.

Response

The Company maintains a defined benefit pension plan for eligible employees of the Philippine branch of Kforce Global Solutions, Inc. that is consistent with Philippine labor law. The plan defines retirement as those employees who have attained the age of 60 and have completed at least five years of credited service. Benefits payable under the plan equate to one-half month’s salary for each year of credited service. Benefits under the plan are paid out as a lump sum present value to eligible employees at retirement.

The significant assumptions used by the Company in determining the projected benefit obligation as of December 31, 2009 and 2008 are the discount rate, the estimated rate of future annual compensation increases and the estimated turnover rate.

•

The discount rate was determined using long-term Philippine government securities yields commensurate with the expected payout of the benefit obligation. As of December 31, 2009 and 2008, the discount rate used to determine the actuarial present value of the projected benefit obligation and pension expense was 10.3% and 11.1%, respectively.

•	The estimated rate of future annual compensation increases as of December 31, 2009 and 2008 was 6.5% and was based on historical compensation increases as well as future expectations.

•	The Company applies a turnover rate to the specific age of each group of employees, which ranges from 20 to 64 years of age.

As of December 31, 2009 and 2008, the projected benefit obligation associated with our foreign defined benefit pension plan was $446,225 and $390,429, respectively. In addition, the cumulative pension expense for fiscal 2009 and 2008 was $131,037. The Company determined its foreign pension plan to be immaterial to the consolidated financial statements and, thus, limited its disclosures.

2.	Further, it is unclear where and how this liability is presented in your balance sheet. Please advise.

Response

As of December 31, 2009 and 2008, the projected benefit obligation associated with the Company’s foreign defined benefit pension plan was $446,225 and $390,429, respectively, and is classified in other long-term liabilities in the Company’s consolidated balance sheets, which is consistent with the anticipated timing of benefit payments.

14. Stock Incentive Plans, page 60

3.	We note from your disclosure on pages 62 and 63 that you value your restricted stock, including PARS, based on their intrinsic value. Please explain your methodology in more detail and clarify whether the value is based on the market value of your common stock. Include reference to authoritative literature used as guidance.

Response

As stated in FASB ASC 718-10-30-1, a share-based payment transaction with employees shall be measured based on the fair value (or in certain situations specified in this Topic, a calculated value or intrinsic value) of the equity instruments issued. Intrinsic value is defined in FASB ASC 718-10-20 as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. A non-vested share may be described as an option on that share with an exercise price of zero. Thus, the fair value of a share is the same as the intrinsic value of such an option on that share. With respect to the Company’s grants of restricted stock, including performance-accelerated restricted stock (“PARS”), the grant date fair value and intrinsic value are the same and based on the market value of the Company’s common stock. For example, as disclosed in the table on page 62, the grant date fair value of the 591,340 PARS granted on January 2, 2009 was $7.62, which was the closing stock price of the Company’s common stock on the grant date.

For better clarity, we propose to revise the description of our restricted stock valuation methodology in future periodic filings, to include the following:

•

The fair market value of PARS is determined based on the closing stock price of the Company’s common stock at the date of grant. The fair value is amortized on a straight-line basis over the derived service period, which is determined using a lattice model.

•

The fair market value of restricted stock is determined based on the closing stock price of the Company’s common stock at the date of grant. The fair value is amortized on a straight-line basis over the service period.

Definitive Proxy Statement filed April 30, 2010

Compensation Discussion and Analysis, page 19

Annual Incentive Compensation, page 23

4.	In the fourth and fifth paragraphs on page 24, you disclose that the Incentive Bonus will range from 50% to 400% of the total targeted payout based on different levels of achievement of the EPS and total revenue performance targets under Alterative #1 or will range up to 275% of the total targeted payout of Incentive Bonus based on your revenue as compared to the 2009 Industry Peer Group. Please explain specifically how the payouts match with different levels of achievement. Consider using a table to show, for instance, how a certain amount of revenues matched with a certain payout. Further, please explain whether the scaling was pro rata or otherwise.

Response

The Company has included a table below that matches the potential payouts with the different levels of achievement of the EPS and total revenue performance targets under Alternative #1. If the minimum performance thresholds provided in the table below were not attained, no payout would be earned under Alternative #1. In future filings, the Company will include disclosure similar to that illustrated in the table below to provide additional transparency regarding the potential Incentive Bonus payouts.

Total Revenue (in millions)	Payout % of Target	EPS	Payout % of Target
$894.2	50%	$0.12	50%
$899.2	72%	$0.13	86%
$904.2	94%	$0.15	121%
$909.2	117%	$0.17	157%
$914.2	139%	$0.19	193%
$919.2	161%	$0.21	229%
$924.2	183%	$0.23	264%
$929.2	206%	$0.25	300%
$934.2	228%	$0.26	309%
$939.2	250%	$0.28	318%
$944.4	267%	$0.30	327%
$949.5	283%	$0.32	336%
$954.7	300%	$0.34	345%
$959.8	317%	$0.36	355%
$965.0	333%	$0.38	364%
$970.1	350%	$0.40	373%
$975.3	367%	$0.42	382%
$980.5	383%	$0.44	391%
$985.6	400%	$0.46	400%

In addition, only two potential Incentive Bonus payouts existed under Alternative #2: (i) 275% of the total targeted Incentive Bonus payout, if the Company’s relative revenue performance ranked in the top half of the 2009 Industry Peer Group, which is subject to negative discretion by the Compensation Committee or (ii) zero, if the Company’s relative revenue performance ranked in the bottom half of the 2009 Industry Peer Group. In future filings, the Company will include disclosure that clarifies the potential Incentive Bonus payouts.

As it relates to the scaling of the performance targets and resulting payouts, the Company’s methodology is to establish minimum levels of performance to substantiate any cash incentive awards (threshold) and provide increasing levels of payout as actual results meet or exceed the minimum levels of performance. The Company believes this methodology is consistent with its philosophy of pay-for-performance.

Long Term Incentives, page 25

5.	In the fifth paragraph on page 26, you disclose that ALTI grants will be measured over 2009 to 2011 and the payouts will be determined based on your common stock performance as compared to your peer group. Please provide more detail regarding the performance measures that determine the ALTI payouts. Please also supplement your disclosure in footnote 3 to the Grants of Plan-Based Awards Table on page 30.

Response

In the Definitive Proxy Statement that it filed with the Commission on April 28, 2009, the Company provided the following table that provided the annual ALTI payouts for varying levels of our stock price’s performance relative to our peer group:

Peer Group Ranking (a)	% of Target (b)	Annual Payout (c)	Total Payout (d)
1st	125.0%	$1,121,363	$3,364,089
2nd	116.6%	$1,046,007	$3,138,021
3rd	108.3%	$971,548	$2,914,644
4th	100.0%	$897,090	$2,691,270
5th	87.5%	$784,954	$2,354,862
6th	75.0%	$672,818	$2,018,454
7th	62.5%	$560,681	$1,682,043
8th	50.0%	$448,545	$1,345,635
9th	37.5%	$336,409	$1,009,227
10th	0.0%	$0	$0

As disclosed in the sixth paragraph on page 26 of the 2010 Proxy Statement, the Company’s stock price exceeded the stock price at the date of grant by 50% for the tenth trading day. As a result of this condition being met, the ultimate annual payout for each tranche became fixed at 150% of the target. Given that the performance measure had been met, the Company removed the above table from its 2010 Proxy Statement. In future filings, the Company will include clearer disclosure when certain performance conditions related to future payouts have already been satisfied.

As it relates to footnote 3 to the Grants of Plan-Based Awards Table on page 30, Item 402(d) of Regulation S-K defines threshold as the minimum amount payable for a certain level of performance under the plan, which for the ALTI would have been a peer group ranking of 9th. Thus, the amounts disclosed in column (g) of the Grants of Plan-Based Awards Table on page 30 total $1,009,227 and correlate to the table provided above. In addition, Item 402(d) of Regulation S-K defines target as the amount payable if the specified performance target(s) are reached, which for the ALTI would have been a peer group ranking of 4th. Thus, the amounts disclosed in column (h) of the Grants of Plan-Based Awards Table on page 30 total $2,691,270 and correlate to the table provided above. Also, Item 402(d) of Regulation S-K defines maximum as the maximum payout possible under the plan, which for the ALTI was 150% of target, under the alternative performance condition described in the previous paragraph. Thus, the amounts disclosed in column (i) of the Grants of Plan-Based Awards Table on page 30 total 150% of the target amount of $2,691,270.

In addition, the instructions to Item 402(d) of Regulation S-K, along with the Commission’s applicable guidance, indicate that the amounts to be included in the “Estimated Future Payouts Under Equity Incentive Plan Awards” column of the Grants of Plan-Based Awards Table should be valued as of the grant date, rather than the end of the fiscal year or the filing date of the proxy statement. The Company, therefore, included the hypothetical payouts that, as of the grant date, could have been paid out (as described in the paragraph above) in the “Estimated Future Payouts Under Equity Incentive Plan Awards” column rather than the amounts actually earned or paid in 2009. In future filings, if a situation arises in which the Company includes hypothetical payout amounts, valued as of the applicable grant date, in the Grants of Plan-Based Awards Table that differ from the amounts actually earned in such fiscal year, the Company will include disclosure that clarifies such facts.

6.	In the table on page 27, you disclose the equity grants you made to your NEOs for your 2009 performance. Please discuss in more detail why you chose to make a certain level of grant and the type of grant (such as PARS versus RS).

Response

As disclosed in the fifth and sixth paragraphs on page 25, the Company grants long-term incentives to its named executive officers (“NEOs”) to help ensure the long-term success of the Company and to align executive and shareholder interests. As approved by the Compensation Committee of the Board of Directors, the level of grant is determined based upon the Company’s common stock price performance relative to its peer group on an annual basis up to a maximum of 4.00% of common shares outstanding, which is subject to negative discretion by the Compensation Committee of the Board of Directors. The Company’s stock price performance during 2009 ranked first within our 2009 Industry Peer Group with an annual return of 62.8% as compared to our 2009 Industry Peer Group’s performance of 23.5%. The Compensation Committee of the Board of Directors authorized the grant at the 4.00% level based upon this performance.

Stock appreciation rights (“SARs”), PARS and restricted stock (“RS”) grants typically represent the primary form of long-term incentives for our NEOs. As approved by the Compensation Committee of the Board of Directors, the target long-term incentive (“LTI”) allocation for Messrs. Dunkel and Sanders includes some combination of SARs and PARS in order to most closely align the long-term incentives with increases in shareholder value. For Messrs. Liberatore, Ettore and Marmon, the target LTI allocation is based on some combination of SARs, PARS and RS. The Company believes that the RS portion of these grants provides an enhanced retention vehicle for these executives. The Compensation Committee of the Board of Directors made the decision to issue all full value awards (in other words, only PARS and RS) to its NEOs to more effectively utilize the remaining shares available for issuance under the 2006 Stock Incentive Plan. In future filings, the Company will include disclosure similar to that included in this paragraph to provide additional transparency regarding the types of grants it awards to its NEOs.

This concludes the Company’s responses to the Staff’s comments. The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to call me, our Chief Financial Officer, Joseph J. Liberatore or our Chief Accounting Officer, Jeffrey B. Hackman at (813) 552-5000.

Sincerely,
/s/ David L. Dunkel
David L. Dunkel, Chairman of the Board and
Chief Executive Officer, Kforce Inc.

cc:	Ajay Koduri, Esq., Securities and Exchange Commission (via facsimile)

Robert J. Grammig, Esq., Holland and Knight LLP